UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KLR Energy Acquisition Corp.

(Name of Issuer)

Shares of Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

49877M108

(CUSIP Number)

June 30, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 2 OF 10 PAGES

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WEISS ASSET MANAGEMENT LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 824,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 824,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.07%
12.	TYPE OF REPORTING PERSON* IA – Investment Adviser

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 3 OF 10 PAGES

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BIP GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 510,880
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 510,880
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,880
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12.	TYPE OF REPORTING PERSON* 00 – Limited Liability Company

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 4 OF 10 PAGES

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WAM GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 824,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 824,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.07%
12.	TYPE OF REPORTING PERSON* HC – Parent Holding Company/Control Person

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 5 OF 10 PAGES

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ANDREW M. WEISS, PH.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 824,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 824,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.07%
12.	TYPE OF REPORTING PERSON* HC – Parent Holding Company/Control Person

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 6 OF 10 PAGES

ITEM 1.

(a)	Name of Issuer: KLR Energy Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:
811 Main Street, 18th Floor, Houston, TX 77002

ITEM 2.

(a)	and (c): Name and Citizenship of Persons Filing:

(i)	BIP GP LLC, a Delaware limited liability company (“BIP GP”).

(ii)	Weiss Asset Management LP, a Delaware limited partnership (“Weiss Asset Management”).

(ii)	WAM GP LLC, a Delaware limited liability company (“WAM GP”).

(iii)	Andrew M. Weiss, Ph.D., a United States citizen (“Andrew Weiss”).

(b):	Address of Principal Business Office:

BIP GP, Weiss Asset Management, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116

(d)	Title of Class of Securities: Shares of Class A common stock, par value $0.0001 per share

(e)	CUSIP Number: 49877M108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

(f) [ ]	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) [ ]	A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G)

(h) [ ]	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) [ ]	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) [ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 7 OF 10 PAGES

ITEM 4.	OWNERSHIP

BIP GP*

(a)	Amount Beneficially Owned: 510,880

(b)	Percent of Class: 6.24%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 510,880

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 510,880

WEISS ASSET MANAGEMENT*

(a)	Amount Beneficially Owned: 824,000

(b)	Percent of Class: 10.07%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 824,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 824,000

WAM GP*

(a)	Amount Beneficially Owned: 824,000

(b)	Percent of Class: 10.07%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 824,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 824,000

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 8 OF 10 PAGES

ANDREW M. WEISS, PH.D.*

(a)	Amount Beneficially Owned: 824,000

(b)	Percent of Class: 10.07%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 824,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 824,000

*	Shares reported for BIP GP include shares beneficially owned by a private investment partnership (the “Partnership”) of which BIP GP is the sole general partner. Weiss Asset Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP). The initial Schedule 13G filed on March 18, 2016 reported holdings of Issuer’s units consisting of one share of Class A common stock and one warrant because as of that date the units were not separately traded.

Each of BIP GP, WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 8,185,320 shares issued and outstanding as of May 6, 2016, as reported in the 10-Q of the Issuer, which was filed with the SEC on May 9, 2016.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See Item 4.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 9 OF 10 PAGES

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 11.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2016

WEISS ASSET MANAGEMENT LP

By:	/s/ Daniel Bradford
Daniel Bradford, General Counsel

BIP GP LLC

By:	/s/ Daniel Bradford
Daniel Bradford, General Counsel

WAM GP LLC

By:	/s/ Daniel Bradford
Daniel Bradford, General Counsel

ANDREW M. WEISS, PH.D.

By:	/s/ Daniel Bradford
Daniel Bradford, Attorney-in-Fact for Andrew Weiss**

**	Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 13, 2015 in respect of its holding in HF2 Financial Management Inc.

CUSIP NO. 49877M108	SCHEDULE 13G	PAGE 1 0 OF 10 PAGES

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, Weiss Asset Management LP, BIP GP LLC, WAM GP LLC, and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Ordinary Shares of KLR Energy Acquisition Corp., and further agree that this Joint Filing Agreement, as may be amended from time to time, shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 18, 2016.

WEISS ASSET MANAGEMENT LP

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

BIP GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

WAM GP LLC

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Chief Compliance Officer

ANDREW M. WEISS, PH.D.

By:	/s/ Georgiy Nikitin
Georgiy Nikitin, Attorney-in-Fact for Andrew Weiss**

**	Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 13, 2015 in respect of its holding in HF2 Financial Management Inc.